Filed Pursuant to Rule 433
Dated: February 9, 2012
Registration Statement 333-178335
FOR IMMEDIATE RELEASE

     Investor Contacts:
     Richard T. Schumacher, President & CEO                                                                                                                                                 Pressure BioSciences, Inc.
     Joseph L. Damasio, Jr., Vice President, Finance & Admin.                                                                                                                     (508) 230-1828 (T)

Pressure BioSciences, Inc. Closes $800,000 Private Placement

Restricted Common Stock and Warrant Financing is an Up-Round from Recent
Registered Direct Offering; Proceeds Will Support Continued Commercialization
of the Company’s PCT Platform

South Easton, MA, February 8, 2012 – Pressure BioSciences, Inc. (Nasdaq: PBIO) (“PBI” or the “Company”) today announced that it has closed on an $800,000 private placement with the sale of units consisting of a total of 971,867 shares of restricted common stock and 485,937 warrants to purchase restricted common stock.  Seven current investors, including the Company’s CEO/President, the Company’s Chairman of the Board of Directors, and two investors from the Company’s November 2011 registered direct offering, participated in the private placement.

The price per unit was $0.8025 for units consisting of 789,350 shares and 394,677 warrants, and was $0.9125 for units consisting of the remaining 182,517 shares and 91,260 warrants.  The closing bid price of PBI common stock as reported on the Nasdaq Capital Market at the close of business on Monday, February 6, 2012, the day before the private placement was closed, was $0.74 per common share.    Of the $800,000 invested in the private placement, $412,453.33 was received in cash and $387,546.67 was from the conversion of outstanding principal and interest on convertible promissory notes issued by the Company in 2011.

Each unit consists of one share of restricted common stock and a warrant to purchase one-half share of restricted common stock.  The warrants are exercisable for a period of five years, commencing on August 7, 2012, at an exercise price of $0.74 per share for the purchasers of the 789,350 shares, and $0.85 per share for the purchasers of the 182,517 shares.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE AMEX: LTS) acted as the exclusive financial advisor for the transaction.

The units were issued to accredited investors in a private placement without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration set forth in Rule 506 of Regulation D promulgated under the Securities Act.

This press release is not an offer to sell or a solicitation of offers to buy shares of common shares or warrants. The shares of common stock and warrants have not been registered under the Securities Act and may not be sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements.

About Pressure BioSciences, Inc.

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”). PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for mass spectrometry, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, forensics, histology, and counter-bioterror applications.

Forward Looking Statements

Statements contained in this press release regarding PBI's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements include statements regarding the use of the proceeds of the February private placement for the continued support of the Company’s commercialization of its PCT platform, the size of the sample preparation market and the applications for the PCT platform. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: possible difficulties or delays in the implementation of the Company's strategies that may adversely affect the Company's continued and expanded commercialization of its PCT-based product line; changes in customer’s needs and technological innovations; the Company’s sales force and distribution network may not be successful in selling the Company’s PCT product line because scientists may not perceive the advantages of PCT over other sample preparation methods; the Company may not be successful in raising additional capital necessary to fund the Company’s operations; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market.  Given the uncertainty in the capital markets and the current status of the Company’s product development and commercialization activities, there can be no assurance that the Company will secure the additional capital necessary to fund its operations beyond April 2012 on acceptable terms, if at all.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for an offering of different securities unrelated to the private placement to which this press release relates. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and such offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

            For more information about PBI and this press release, please click on the following links:
http://www.pressurebiosciences.com
http://bit.ly/w09326